May 15, 2009

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

RE:	Prudential Financial, Inc. (“the Company”)
Definitive Proxy Statement on Schedule 14A, filed March 20, 2009
Form 10-K for the Fiscal Year Ended December 31, 2008
File No. 001-13958

Dear Mr. Rosenberg:

We appreciate the Staff’s careful review of the Company’s Definitive Proxy Statement, dated May 12, 2009 (the “Proxy Statement”), and look forward to working with the Staff on its comments. Below are our responses to the comments. For ease of reference, we have included the text of your comments prior to our responses. The responses to the Staff’s comments on the Company’s Annual Report in Form 10-K for the year ended December 31, 2008 were submitted separately on May 1, 2009 via EDGAR.

Compensation Discussion and Analysis, page 22

2008 Results and Compensation of Named Executive Officers, page 28

Comment 1. We note that the Board considered a number of factors when determining 2008 annual incentive awards for the named executive officers. It is unclear from your disclosure whether the Board communicated to each of the named executive officers pre-established goals relating to each of those factors. If the Board communicated pre-established goals, please describe what each goal was and whether it was met. If the Board did not communicate pre-established goals, please disclose the fact and describe how the Board selected the factors it considered.

Response. As described in the discussion of Annual Incentives in pages 23 and 24 of the Proxy Statement, funding for the annual incentive pool is based on the following four key measures of

Mr. Jim B. Rosenberg

May 15, 2009

our financial performance: Pre-Tax AOI; ROE: Operating Revenues (AOI basis); and EPS. While the performance of these measures was material in determining the amount of the incentive pool for over 2,700 employees, the Compensation Committee determined the amount of each named executive officer’s annual incentive award based primarily on his or her individual performance and contributions during the year. The Compensation Committee also considers the market data for the individual’s position in the peer group before determining the award. The Lead Director conducted an evaluation of the CEO’s performance and discussed the feedback received from the independent Directors on the CEO’s performance with the Chair of the Compensation Committee in advance of the Committee’s deliberations regarding the CEO’s compensation. Similarly, the CEO evaluated the performance and contributions of the other executive officers and presented his recommendations to the Compensation Committee for its consideration. With respect to individual performance, the CEO and the Board engaged in discussions throughout the year regarding the CEO’s individual objectives, but the Board did not communicate individual, pre-established goals to the other named executive officers. The factors that were considered for each executive were dependent on each individual’s role and the businesses and functions for which he was responsible. Responding to and managing through the economic crisis became an important factor that was not envisioned at the beginning of the performance year. In summary, the nature of this process is such that there were no “pre-established” goals articulated to the named executive officers by the Compensation Committee.

Comment 2. Your disclosure should analyze the reasons why the Board believes that the 2008 annual incentive awards paid were appropriate in light of the various factors it considered. An investor should be able to understand the link between the factors considered and the amounts paid. For example, it is not clear what “new product development” and “accomplishments related to talent management and development” the Board considered when determining Mr. Strangfeld’s award and how those factors, along with the other ones considered by the Board, resulted in a $3,300,000 award. Also, to the extent a factor considered is quantifiable, such as “the strong performance of the International Insurance businesses” and the “solid performance of the traditional insurance businesses,” your disclosure should quantify such achievement. Please expand your analysis so an investor is able to understand how the Board used the factors considered to determine the 2008 annual incentive awards.

Response. As disclosed on page 29 of the Proxy Statement, the Company’s Board of Directors considered a broad range of factors in determining Mr. Strangfeld’s annual incentive payment. The Board did not weigh individual factors or prioritize the importance of the factors disclosed on page 29. Accordingly, the Company believes that the quantification and elaboration requested by the Staff may incorrectly suggest to shareholders a more mathematical approach than what the Board undertook in establishing Mr. Strangfeld’s annual incentive compensation. In addition, inclusion of quantitative disclosure on individual business unit performance may infer that these quantitative measures were somehow more important than the qualitative factors considered by the Board. The financial results for the Company and the individual business units disclosed in our Annual Report were instrumental in determining the size of the overall incentive pool and were part of the background under which individual performance was evaluated.

Mr. Jim B. Rosenberg

May 15, 2009

However, as stated above, Mr. Strangfeld’s leadership during the financial crisis was an important qualitative factor considered by the Board. Likewise, with respect to talent management, the Compensation Committee considered the successful transition to a new leadership team, as well as the effectiveness of the new team in managing the Company through an unprecedented crisis in the financial markets.

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As requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like to discuss any aspect of this letter, please contact me at 973-802-3200 or by email at brian.morris@prudential.com.

Thank you for your assistance.

Sincerely,

/s/ Brian J. Morris